Exhibit 21.1

North Atlantic Drilling Ltd.

Subsidiaries

Subsidiary	Jurisdiction of Incorporation
North Atlantic Management AS	Norway
North Atlantic Support Services Limited	United Kingdom
North Atlantic Alpha Ltd.	Bermuda
North Atlantic Epsilon Ltd.	Bermuda
North Atlantic Navigator Ltd.	Bermuda
North Atlantic Venture Ltd.	Bermuda
North Atlantic Elara Ltd.	Bermuda
North Atlantic Linus Ltd.	Bermuda
North Atlantic Phoenix Ltd.	Bermuda
North Atlantic Rigel Ltd.	Bermuda
North Atlantic Norway Ltd.	Bermuda
North Atlantic Drilling UK Ltd.	United Kingdom
North Atlantic Crew AS	Norway
North Atlantic Crewing Ltd.	Bermuda

* Seadrill Norge Holding AS and Seadrill Norge AS, our wholly-owned subsidiaries, are dormant and have been excluded from the table above.